

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 27, 2010

Frisch's Restaurants, Inc.
Craig F. Maier
Chief Executive Officer
2800 Gilbert Avenue
Cincinnati, OH 45206

> **Re:** **Frisch's Restaurants, Inc.**
> **Form 10-K**
> **Filed July 30, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 27, 2010**
> **File No. 001-07323**

Dear Mr. Maier:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Signatures, page 75

1. Please confirm to us that in future filings your Form 10-K will be signed by your chief financial officer and controller or principal accounting officer in those capacities.

<u>Definitive Proxy Statement on Schedule 14A</u>

<u>General</u>

2. We note that you have not included any disclosure in response to Item 402(s) of
    Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not
    necessary and describe the process you undertook to reach that conclusion.

<u>Nominees For Election of Directors To Serve Until the 2012 Meeting, page 6</u>

3. Please refer to your disclosure on pages 6 and 7 that describes the business experience of
    Ms. Karen F. Maier, Mr. Craig F. Maier, and Mr. Donald H. Walker. Please confirm to
    us that in future filings you will describe the specific experience, qualifications, attributes
    or skills of all your directors. Refer to Item 401(e) of Regulation S-K.

<u>Compensation Objectives and Strategy, page 10</u>

4. We note your disclosure that your "pay data is benchmarked against the restaurant
    industry, using regional/national data for restaurant chains with comparable revenue and
    total units." If so, please confirm to us that in future filings you will list the companies to
    which you benchmark and disclose the degree to which the compensation committee
    considered such companies comparable to you. Refer to Item 402(b)(2)(xiv) of
    Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

Craig F. Maier
Frisch's Restaurants, Inc.
September 27, 2010
Page 3

Please contact Tonya Bryan at (202) 551-3601 or me at (202) 551-3750 with any questions.

Sincerely,

Max A. Webb
Assistant Director

Cc: Donald H. Walker
Chief Financial Officer